Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

	Three Months ended August 31,		Year Ended May 31,
In thousands except ratios	2010	2009	2010	2009	2008	2007	2006
Earnings
Income (loss) from continuing operations before income taxes and changes in accounting principles	$(38,560)	$3,259	$(61,991)	$(30,421)	$127,359	$156,563	$(8,814)
Fixed charges	15,635	14,715	57,686	54,182	35,012	32,515	38,929
Amortization of capitalized interest	579	579	2,314	2,314	1,201	1,100	1,100
Less: Interest capitalized	—	—	—	(14,394)	(26,462)	(12,855)	(1,526)

Adjusted earnings (loss)	$(22,346)	$18,553	$(1,991)	$11,681	$137,110	$177,323	$29,689

Fixed charges
Interest expense	$12,866	$11,602	$45,434	$28,418	$1,254	$12,719	$29,703
Interest capitalized	—	—	—	14,394	26,462	12,855	1,526
Net amortization of debt discount, premium and issuance expense	1,545	1,642	6,806	4,868	1,251	1,355	1,452
Interest portion of rent expense	1,224	1,471	5,446	6,502	6,045	5,586	6,248

Total fixed charges	$15,635	$14,715	$57,686	$54,182	$35,012	$32,515	$38,929

Ratio of earnings to fixed charges	—	1.26	—	.22	3.92	5.45	.76

Deficiency of earnings to cover fixed charges	$37,981	$—	$59,677	$42,501	$—	$—	$9,240